Mail Stop 7010

March 14, 2006

Mr. Donald E. Washkewicz
Chairman and Chief Executive Officer
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141

RE: Parker-Hannifin Corporation
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 2, 2005
File No. 001-04982

Dear Mr. Washkewicz:

We have completed our review of your Form 10-K and have no
further comments at this time.

If you have any further questions regarding our review of
your
filings, please direct them to Ryan Rohn, Staff Accountant, at
(202)
551-3739, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE